UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 6, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amdocs Limited
File No. 1-14840 - CF#21384

Amdocs Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on December 03, 2007.

Based on representations by Amdocs Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.1	through March 31, 2014
Exhibit 99.2	through May 31, 2014
Exhibit 99.3	through August 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel